

Mailstop 3233

December 4, 2015

<u>Via E-Mail</u>
Gene S. Bertcher
Executive Vice President and Chief Financial Officer
Transcontinental Realty Investors, Inc.
1603 LBJ Freeway, Suite 300
Dallas, TX 75234

> **Re:** **Transcontinental Realty Investors, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 1-9240**

Dear Mr. Bertcher:

We have reviewed your November 19, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2015 letter.

<u>Note 16. Commitments, Contingencies, and Liquidity</u>

1. We note your response to prior comment 1. Consistent with your response and to the extent certain claims continue to remain outstanding, please provide disclosure in future periodic filings to indicate you previously recognized litigation expense totaling $17.6 million related to certain deficiency claims on foreclosed assets for which you previously estimated the maximum exposure was not to exceed approximately $20 million.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
    Commodities